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                                                                 Exhibit 99.h(3)

                         Domini Social Investments LLC
                              11 West 25th Street
                           New York, New York  10010


                                                    November 30, 1999


Domini Social Equity Fund
11 West 25th Street
New York, New York  10010

     Re:  Expense Limitation Agreement

Ladies and Gentlemen:

     Domini Social Investments LLC currently provides oversight and administrative and management services to Domini Social Equity Fund (the "Trust"), a Massachusetts business trust. We hereby agree with the Trust that we will waive expenses payable to us by the Trust's series designated Domini Social Equity Fund or will reimburse such series for all expenses payable by that series to the extent necessary so that the series' aggregate expenses (excluding brokerage fees and commissions, interest, taxes and other extraordinary expenses), net of waivers and reimbursements, would not exceed on a per annum basis 0.95% of that series' average daily net assets.

     The agreement in this letter shall take effect on the date hereof, and shall remain in effect until November 30, 2000.

     Please sign below to confirm your agreement with the terms of this letter.

                         Sincerely,

                         Domini Social Investments LLC


                         By:  David P. Wieder
                              ------------------------------------
                              Title:  C.E.O. and Managing Principal

Agreed:
Domini Social Equity Fund

By:  Carole M. Laible
     ----------------------------
     Title: Secretary and Treasurer